EXHIBIT 4.1

DESCRIPTION OF SECURITIES

The following summary description is based on the provisions of our Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), our Amended and Restated Bylaws, (the “Bylaws”), and the applicable provisions of the Nevada Revised Statutes (the “NRS”). This information may not be complete in all respects and is qualified entirely by reference to the provisions of our Certificate of Incorporation, our Bylaws and the NRS. Our Certificate of Incorporation and our Bylaws are filed as exhibits to our Annual Report on Form 10-K to which this description is filed as Exhibit 4.1.

General

Our authorized capital stock consists of 275,000,000 shares, consisting of 250,000,000 shares of common stock par value $.001 per share, and 25,000,000 shares of preferred stock, par value $.001 per share, of which none are currently outstanding. Only our shares of common stock are registered under Section 12 of the Securities Exchange Act of 1934, as amended.

Common Stock

Voting Rights

Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Any action other than the election of directors shall be authorized by a majority of the votes cast, except where the NRS prescribes a different percentage of votes and/or exercise of voting power.

Dividend Rights

Subject to the rights of the holders of preferred stock, the holders of outstanding common stock are entitled to receive dividends out of funds legally available at the times and in the amounts that the Board of Directors may determine.

No Preemptive or Similar Rights

Holders of our common stock do not have preemptive rights and shares of our common stock are not convertible or redeemable.

Right to Receive Liquidation Distributions

Subject to the rights of the holders of preferred stock, as discussed below, upon our dissolution, liquidation or winding-up, our assets legally available for distribution to our stockholders are distributable ratably among the holders of common stock.

Preferred Stock

Our board of directors has the authority, without further action by our stockholders, to issue up to 25,000,000 shares of preferred stock in one or more series and to fix the number, rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and sinking fund terms, and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control or other corporate action. Our Board of Directors has previously designated (i) no shares have been designated as Series A Preferred Stock, (ii) 1,764 shares have been designated as Series B Preferred Stock, (ii) 10,000 shares have been designated as Series C Preferred Stock and (iii) 2,000 shares have been designated as Series D Preferred Stock and 1,050 shares have been designated as Series E. In June 2022, our board of directors designated a new series of Preferred Stock, the Series F 5% Preferred Convertible Stock (“Series F”), and authorized the sale and issuance of up to 35,000 shares of Series F. In a registered direct offering on June 26, 2022, the Company issued and sold to an existing shareholder 10,000 shares of Series F.

For the twelve months ending December 31, 2022, Alpha converted 4,137 shares of Preferred Stock Series F into Common Stock, with 5,863 shares of Series F remaining outstanding as of year-end 2022.

For the twelve months ending December 31, 2023, Alpha converted an additional 2,938 shares of Preferred Stock Series F into Common Stock, with 2,925 shares of Series F remaining outstanding as of current year-end.

On March 9, 2023, the Company issued and sold to the same shareholder an additional 3,000 shares of Preferred Stock Series F. As of the current year-end, there were no conversions related to these additional shares.

On November 15, 2023, the Company issued and sold an additional 1,850 shares of Preferred Stock Series F to the same shareholder above and three additional shareholders. For the twelve months ending December 31, 2023, 1,700 shares of Preferred Stock were converted into 17,000,000 of Common Stock with a remaining balance of 150 shares of Preferred Stock Series F.

On January 8, 2024, the shareholder converted 200 shares of Series F Preferred into 2,000,000 shares of Common Stock. As of the date hereof, such shareholder holds 5,725 shares of Series F Preferred. Accordingly, as of January 18, 2024, the Company had 5,875 shares of Series F Preferred outstanding.

On March 6, 2024, the Company entered into a letter agreement with Dawson as the sole placement agent for the Company, in connection with the offering of equity securities and equity-linked securities of the Company. The Company paid a cash fee of $68,862.04 and warrants to purchase 136,861 shares of Common Stock at an exercise price of $1.51 per share, will have a five (5) year term, an exercise price equal to 125% of the offering price per share and will not include any anti-dilution protection provisions in connection with a subsequent equity issuance, or otherwise.

On March 6, 2024, the Company received Investor Notices from Alpha and certain assignees for the aggregate purchase of 1,000 shares of Series F Convertible Preferred convertible into 829,394 shares of Common Stock at a conversion price of $1.2057 and warrants to purchase up to 829,394 shares of Common Stock an exercise price of $1.2057 per share for an aggregate purchase price of $1,000,000.

On March 6, 2024, the Company entered into a warrant exercise agreement (the “Exercise Agreement”) with several institutional investors (“Investors”) holding warrants issued to such Investors pursuant to the securities purchase agreement, dated June 5, 2023 (the “Existing Warrants”). The Exercise Agreement provides that for those Investors who exercise their Existing Warrants they will receive a reduction in the Exercise Price (as defined in the Existing Warrants) to $0.60 per share of Common Stock. The shares of Common Stock issuable upon exercise of the Existing Warrants were registered pursuant to a registration statement on Form S-1 File No. 333-273332 and declared effective on July 27, 2023. The Company received $497,700.60 from the exercise of the Existing Warrants.

Listing

Our common stock is listed on The NYSE American LLC under the symbol “UAVS.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is EQ Shareowner Services. Its address is 3200 Cherry Creek South Drive, Suite 430, Denver, Colorado 80209.